Form 10-C

Securities and Exchange Commission
Washington, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange
Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

CTC COMMUNICATIONS CORP.
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(Exact name of issuer as specified in charter)

360 Second Ave., Waltham MA 02171
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(Address of principal executive offices)

617-466-8080
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(Issuer's telephone number including area code)


I. Change in Number of Shares Outstanding
Indicate any change (increase or decrease of five percent or more in the number of shares outstanding:
                                            NOT APPLICABLE
1.  Title of Security____________________________________________
2.  Number of shares outstanding before the change_______________
3.  Number of shares outstanding after the change________________
4.  Effective Date of change_____________________________________
5.  Method of change_____________________________________________
Specify method (such as merger, acquisition exchange distribution, stock split, reverse split, acquisition of stock for treasury, etc.)______________________________________________
Give brief description of transaction____________________________

II. Change in Name of Issuer

1.  Name prior to change:  COMPUTER TELEPHONE CORP.
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2.  Name after change:  CTC COMMUNICATIONS CORP.
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3. Effective date of charter amendment changing name  09/30/96
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4.  Date of shareholder approval of change, if required 09/26/96
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October 2, 1996  /s/ John D. Pittenger, Vice President - Finance
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(Date)            (Officer's Signature and Title)